Michael J. Wood Vice President, Controller and Chief Accounting Officer 781.522.5833 781.522.6411 fax	Raytheon Company 870 Winter Street Waltham, Massachusetts 02451-1449 USA

June 20, 2011

Via EDGAR Filing and U.S. Mail

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 3561

Washington, DC 20549

RE:	Raytheon Company Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 23, 2011
File No. 001-13699

Dear Mr. Shenk:

This letter is in reference to your letter dated June 20, 2011 containing comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission on Raytheon Company’s (“the Company”) Form 10-K for the fiscal year ended December 31, 2010. Pursuant to my telephone call on June 20 with Doug Jones of your office, the Company requires additional time to respond fully to the Staff’s comments and has therefore requested an extension of time to respond. I am confirming that, in accordance with my discussion with Mr. Jones, the Company anticipates responding to the comments contained in your June 20 letter on or before July 27, 2011.

If you have any questions, please do not hesitate to contact me at 781-522-5833.

Respectfully,

/s/ Michael J. Wood

Michael J. Wood

Vice President, Controller, and Chief Accounting Officer

cc:	William H. Swanson
David C. Wajsgras
Jay B. Stephens